UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Notice of transfer to the Nasdaq Capital Market

On July 31, 2024, Zapp Electric Vehicles Group Limited (the “Company”) received written approval from The Nasdaq Stock Market LLC (“Nasdaq”) of the Company’s July 17th request to transfer the listing of its ordinary shares and warrants from the Nasdaq Global Market (the “Global Market”) to the Nasdaq Capital Market (the “Capital Market”). The transfer will be effective at the opening of business on August 2, 2024 without change to the Company’s current ticker symbols, “ZAPP” and “ZAPPW,” or CUSIP designations.

The Capital Market is a continuous trading market that operates in substantially the same manner as the Global Market, and the subject transfer is not expected to have any impact on trading of the Company’s securities.

Previously announced Nasdaq listing deficiencies are no longer applicable

Nasdaq also informed the Company that, as a consequence of the transfer to the Capital Market, its previous deficiency notifications to the Company dated November 7, 2023 and December 13, 2023, relating to compliance with the market value standards for continued listing on the Global Market, are moot and the matter of the Company’s prior non-compliance therewith is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: August 2, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer